Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Statements for the Third Quarter and Nine-Month Period of 2025

ATHENS, GREECE, November 12, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2025, which are attached to this press release.

Financial performance of the Third Quarter Ended September 30, 2025

•	Revenues of $90.6 million in Q3 2025, compared to $84.9 million in Q3 2024.
•	Profit of $24.1 million in Q3 2025, compared to $14.5 million in Q3 2024.
•	Vessel operating expenses of $11.7 million in Q3 2025, compared to $11.5 million in Q3 2024.
•	Earnings per share of $0.75 in Q3 2025, compared to $0.45 in Q3 2024.
•	Cash (including restricted cash) of $58.2 million as of September 30, 2025, compared to $56.0 million as of September 30, 2024.

Financial performance of the Nine Months Ended September 30, 2025

•	Revenues of $264.7 million in 9M 2025, compared to $308.0 million in 9M 2024.
•	Profit of $63.5 million in 9M 2025, compared to $95.7 million in 9M 2024.
•	Vessel operating expenses of $33.8 million in 9M 2025, compared to $32.9 million in 9M 2024.
•	Earnings per share of $1.97 in 9M 2025, compared to $2.97 in 9M 2024.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $59.9 million in Q3 2025.
•	EBITDA* and Adjusted EBITDA* (each non-IFRS measures*) of $44.9 million and $45.2 million, respectively, in Q3 2025.
•	Adjusted profit* and Adjusted earnings per share* (each non-IFRS measures*) of $24.7 million or $0.77 per basic and diluted share in Q3 2025.
•	Fleetwide daily TCE rate* of $46,600 per operating day in Q3 2025; VLCC and Suezmax TCE rates of $45,500 and $48,200 per operating day, respectively, in Q3 2025.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $10,014 per calendar day, including management fees, in Q3 2025.
•	In Q4 2025 to date, 80% of the available VLCC spot days have been booked at an average TCE rate of $88,100 per day and 48% of the available Suezmax spot days have been booked at an average TCE rate of $60,800 per day.

Declaration of Q3 2025 dividend

The Company’s board of directors declared a dividend of $0.75 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on December 11, 2025, to shareholders of record as of December 2, 2025. The common shares will be traded ex-dividend on the NYSE as from and including December 2, 2025, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including December 1, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 16, 2025.

*The Company uses certain financial information calculated on a basis other than in accordance with International Financial Reporting Standards (“IFRS”) and generally accepted accounting principles, including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the report attached to this press release.

Presentation

OET will be hosting a conference call and webcast at 13:30 CET on Thursday, November 13, 2025 to discuss the Q3 2025 and 9M 2025 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/564091800

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

THIRD QUARTER AND NINE MONTH PERIOD 2025

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Third Quarter and Nine-Month Period of 2025

ATHENS, GREECE, November 12, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2025.

Financial performance of the Third Quarter Ended September 30, 2025

•	Revenues of $90.6 million in Q3 2025, compared to $84.9 million in Q3 2024.
•	Profit of $24.1 million in Q3 2025, compared to $14.5 million in Q3 2024.
•	Vessel operating expenses of $11.7 million in Q3 2025, compared to $11.5 million in Q3 2024.
•	Earnings per share of $0.75 in Q3 2025, compared to $0.45 in Q3 2024.
•	Cash (including restricted cash) of $58.2 million as of September 30, 2025, compared to $56.0 million as of September 30, 2024.

Financial performance of the Nine Months Ended September 30, 2025

•	Revenues of $264.7 million in 9M 2025, compared to $308.0 million in 9M 2024.
•	Profit of $63.5 million in 9M 2025, compared to $95.7 million in 9M 2024.
•	Vessel operating expenses of $33.8 million in 9M 2025, compared to $32.9 million in 9M 2024.
•	Earnings per share of $1.97 in 9M 2025, compared to $2.97 in 9M 2024.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $59.9 million in Q3 2025.
•	EBITDA* and Adjusted EBITDA* (each non-IFRS measures*) of $44.9 million and $45.2 million, respectively, in Q3 2025.
•	Adjusted profit* and Adjusted earnings per share* (each non-IFRS measures*) of $24.7 million or $0.77 per basic and diluted share in Q3 2025.
•	Fleetwide daily TCE rate* of $46,600 per operating day in Q3 2025; VLCC and Suezmax TCE rates of $45,500 and $48,200 per operating day, respectively, in Q3 2025.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $10,014 per calendar day, including management fees, in Q3 2025.
•	In Q4 2025 to date, 80% of the available VLCC spot days have been booked at an average TCE rate of $88,100 per day and 48% of the available Suezmax spot days have been booked at an average TCE rate of $60,800 per day.

Declaration of Q3 2025 dividend

The Company’s board of directors declared a dividend of $0.75 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on December 11, 2025, to shareholders of record as of December 2, 2025. The common shares will be traded ex-dividend on the NYSE as from and including December 2, 2025, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including December 1, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 16, 2025.

Financial results overview – third quarter and nine months of 2025

		Q3 2025	Q3 2024	9M 2025	9M 2024	% Change
Commercial	VLCC Daily TCE*	$45,500	$43,100	$44,400	$61,500	(28)%
Performance	Suezmax Daily TCE*	$48,200	$44,800	$46,300	$52,900	(12)%
USD per day	Fleetwide Daily TCE*	$46,600	$43,900	$45,200	$57,700	(22)%
	Fleetwide Daily Opex (incl. mgmt. fees)*	$10,014	$9,811	$9,740	$9,470	3%

		Q3 2025	Q3 2024	9M 2025	9M 2024	% Change
Income	TCE Revenue*	$59.9	$52.2	$172.5	$212.7	(19)%
Statement	Adjusted EBITDA*	$45.2	$37.9	$124.9	$167.0	(25)%
USDm excl. EPS	Adjusted Profit*	$24.7	$14.5	$62.8	$94.3	(33)%
	Adjusted Earnings Per Share*	$0.77	$0.45	$1.95	$2.93	(33)%

		September 30, 2025	December 31, 2024	% Change
Balance Sheet	Total Debt	$616.6	$645.6	(4)%
USDm	Total Cash (incl. Restricted Cash)	$58.2	$54.3	7%
	Total Assets	$1,067.1	$1,082.1	(1)%
	Total Equity	$429.8	$410.4	5%
	Book Leverage**	57%	59%	(4)%

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Book Leverage is calculated as net debt over net debt plus equity.

Key information and management commentary

•	The Company paid a dividend of approximately $22.5 million, or $0.70 per share, in September 2025.

•	Voyage expenses for Q3 2025 of $29.7 million, down from $32.0 million in Q3 2024. The 7% decrease is mostly attributable to lower port expenses.

•	Interest and finance costs for Q3 2025 of $11.0 million, down from $14.2 million in Q3 2024. The decrease is mainly due to a decrease in total indebtedness from $645.6 million as of December 31, 2024 to $616.6 million as of September 30, 2025, along with a decrease in the margin payable under our existing loans.

•	The Company recorded a profit of $24.1 million in Q3 2025, compared to a profit of $14.5 million in Q3 2024. The increase derives mainly from the increased revenues generated from operations.

•	TCE revenue in Q3 2025 increased by 15%, compared to Q3 2024, primarily due to a corresponding incline in TCE rates.

•	In October 2025, the Company declared its option to repurchase the VLCC Nissos Rhenia under its sale and leaseback agreement.

•	In November 2025, the Company declared its option to repurchase the VLCC Nissos Despotiko under its sale and leaseback agreement.

Fleet

As of September 30, 2025, the Company’s fleet was comprised of the following 14 vessels with an average age of 6.1 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 7.0 years; and
•	eight VLCC vessels with an average age of 5.4 years.

Presentation

OET will be hosting a conference call and webcast at 13:30 CET on Thursday, November 13, 2025 to discuss the Q3 2025 and 9M 2025 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/564091800

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2025	2024	2025	2024
Revenue	$90,602,272	$84,929,328	$264,697,058	$308,040,311

Operating expenses
Commissions	(994,764)	(750,877)	(3,003,136)	(3,156,029)
Voyage expenses	(29,661,111)	(31,993,266)	(89,178,250)	(92,232,091)
Vessel operating expenses	(11,739,327)	(11,476,934)	(33,785,198)	(32,875,819)
Management fees	(1,159,200)	(1,159,200)	(3,439,800)	(3,452,400)
Depreciation and amortization	(10,436,705)	(10,438,617)	(31,002,227)	(30,770,063)
General and administrative expenses	(1,882,078)	(1,678,488)	(10,345,145)	(9,347,498)
Total operating expenses	$(55,873,185)	$(57,497,382)	$(170,753,756)	$(171,833,900)
Operating profit	$34,729,087	$27,431,946	$93,943,302	$136,206,411

Other income / (expenses)
Interest income	563,460	814,301	1,379,063	2,788,683
Interest and other finance costs	(11,008,312)	(14,228,212)	(34,046,375)	(44,740,486)
Unrealized (loss)/ gain, net on derivatives	(372,070)	2,328	2,093,870	(441,006)
Realized gain/ (loss), net on derivatives	207,772	28,253	604,940	(10,337)
Loss on debt extinguishment	(257,817)	-	(1,383,768)	-
Gain from modification of loans	-	-	-	1,828,959
Foreign exchange gain	188,453	497,771	902,383	36,451
Total other expenses, net	$(10,678,514)	$(12,885,559)	$(30,449,887)	$(40,537,736)

Profit for the period	$24,050,573	$14,546,387	$63,493,415	$95,668,675

Other comprehensive income	-	-	-	-
Total comprehensive income for the period	$24,050,573	$14,546,387	$63,493,415	$95,668,675

Profit attributable to the owners of the Group	$24,050,573	$14,546,387	$63,493,415	$95,668,675
Total comprehensive income attributable to the owners of the Group	$24,050,573	$14,546,387	$63,493,415	$95,668,675

Earnings per share - basic & diluted	$0.75	$0.45	$1.97	$2.97
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	September 30, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels, net	$928,329,593	$958,597,520
Other non-current assets	63,800	80,206
Derivative financial instruments	494,746	-
Restricted cash	4,510,000	4,510,000
Total non-current assets	$933,398,139	$963,187,726
Current assets
Inventories	$20,809,128	$24,341,665
Trade and other receivables	51,303,526	39,755,029
Claims receivable	320,097	242,576
Prepaid expenses and other current assets	5,685,670	4,794,022
Derivative financial instruments	1,562,196	-
Current account due from related parties	345,103	-
Current portion of restricted cash	1,033,311	434,927
Cash & cash equivalents	52,644,208	49,343,664
Total current assets	$133,703,239	$118,911,883
TOTAL ASSETS	$1,067,101,378	$1,082,099,609
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$32,890	$32,890
Additional paid-in capital	14,501,517	14,501,517
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(35,913)	(35,913)
Retained earnings	419,899,838	400,512,351
Total shareholders’ equity	$429,814,403	$410,426,916
Non-current liabilities
Long-term borrowings, net of current portion	$570,314,541	$598,957,333
Retirement benefit obligations	54,150	44,795
Total non-current liabilities	$570,368,691	$599,002,128
Current liabilities
Trade payables	$15,165,027	$19,479,005
Accrued expenses and other current liabilities	5,394,433	5,909,316
Current accounts due to related parties	-	530,030
Derivative financial instruments	25,572	62,500
Current portion of long-term borrowings	46,333,252	46,689,714
Total current liabilities	$66,918,284	$72,670,565
TOTAL LIABILITIES	$637,286,975	$671,672,693
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,067,101,378	$1,082,099,609

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	—	—	—	—	—	95,668,675	95,668,675
Capital distribution	—	—	(92,075,148)	—	—	—	(92,075,148)
Balance - September 30, 2024	32,194,108	$32,890	$28,988,866	$(4,583,929)	$(29,908)	$387,317,756	$411,725,675

Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	63,493,415	63,493,415
Dividends ($1.37 per share)	—	—	—	—	—	(44,105,928)	(44,105,928)
Balance - September 30, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$419,899,838	429,814,403

Unaudited condensed consolidated statements of cash flows

	For the three months ended September 30,		For the nine months ended September 30,
USD	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$24,050,573	$14,546,387	$63,493,415	$95,668,675

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	10,436,705	10,438,617	31,002,227	30,770,063
Interest expense	10,474,518	12,894,811	32,322,256	41,546,139
Amortization of loan financing fees and loan modification gain	306,213	549,663	944,060	1,934,284
Unrealized loss/ (gain), net on derivatives	372,070	(2,328)	(2,093,870)	441,006
Interest income	(563,460)	(814,301)	(1,379,063)	(2,788,683)
Unrealized foreign exchange (gain) /loss	(408,964)	(509,863)	(1,491,057)	9,286
Loss on debt extinguishment	257,817	-	1,383,768	-
Gain from modification of loans	-	-	-	(1,828,959)
Total reconciliation adjustments	$20,874,899	$22,556,599	$60,688,321	$70,083,136

Changes in working capital:
Trade and other receivables	(6,866,273)	(9,210,279)	(11,436,491)	13,465,296
Prepaid expenses and other current assets and non-current assets	3,413,538	1,568,678	(891,648)	64,013
Inventories	1,168,101	230,976	3,532,537	(694,896)
Trade payables	(1,415,155)	(12,334,298)	(2,770,488)	(7,235,768)
Accrued expenses and other current liabilities	(1,394,569)	2,026,109	(598,690)	1,788,872
Claims receivable	-	-	(77,521)	115,528
Due to related parties	278,359	481,132	(345,103)	(178,842)
Due from related parties	-	101,383	(530,030)	-
Total changes in working capital	$(4,815,999)	$(17,136,299)	$(13,117,434)	$7,324,203
Interest paid	(10,561,591)	(13,109,776)	(32,229,095)	(40,879,461)
Net cash provided by operating activities	$29,547,882	$6,856,911	$78,835,207	$132,196,553

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	39,061	-	-	-
Increase in restricted cash	-	(1,504,231)	(598,384)	(1,924,745)
Payments for special survey and drydocking	(301,747)	(2,965,062)	(2,276,330)	(5,666,772)
Interest received	544,254	929,054	1,263,607	2,751,360
Net cash provided by/ (used in) investing activities	$281,568	$(3,540,239)	$(1,611,107)	$(4,840,157)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	64,000,000	31,110,000	195,000,000	199,260,000
Repayments of long-term borrowings	(78,392,715)	(42,934,628)	(225,012,136)	(234,186,809)
Dividends paid	(22,535,876)	-	(44,105,928)	-
Capital distributions	-	(35,413,519)	-	(92,075,148)
Payments of loan financing fees	(416,000)	(311,100)	(1,300,000)	(1,259,319)
Net cash used in financing activities	$(37,344,591)	$(47,549,247)	$(75,418,064)	$(128,261,276)
Effects of exchange rate changes of cash held in foreign currency	405,930	576,957	1,494,508	55,641
Net change in cash and cash equivalents	(7,515,141)	(44,232,575)	1,806,036	(904,880)
Cash and cash equivalents at beginning of period	59,753,419	92,798,770	49,343,664	49,992,391
Cash and cash equivalents at end of period	$52,644,208	$49,143,152	$52,644,208	$49,143,152

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Company together with its wholly owned subsidiaries, (the “Group”) evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE rate

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue (TCE) are not measures of revenue under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2025	2024	2025	2024
Revenue	$90,602,272	$84,929,328	$264,697,058	$308,040,311
Voyage expenses	(29,661,111)	(31,993,266)	(89,178,250)	(92,232,091)
Commissions	(994,764)	(750,877)	(3,003,136)	(3,156,029)
Time charter equivalent revenue	$59,946,397	$52,185,185	$172,515,672	$212,652,191
Calendar days	1,288	1,288	3,822	3,836
Off-hire days	(3)	(99)	(9)	(149)
Operating days	1,285	1,189	3,813	3,687
Daily TCE rate	$46,640	$43,877	$45,241	$57,680

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Also, it is an alternative measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2025	2024	2025	2024
Vessel operating expenses	$11,739,327	$11,476,934	$33,785,198	$32,875,819
Management fees	1,159,200	1,159,200	3,439,800	3,452,400
Total vessel operating expenses	$12,898,527	$12,636,134	$37,224,998	$36,328,219
Calendar days	1,288	1,288	3,822	3,836
Daily Opex	$10,014	$9,811	$9,740	$9,470
Daily Opex excluding management fees	$9,114	$8,911	$8,840	$8,570

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications and loss on debt extinguishment. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss), loss on debt extinguishment and gain/(loss) on disposal of vessels, if any. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of profit under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2025	2024	2025	2024
Profit for the period	$24,050,573	$14,546,387	$63,493,415	$95,668,675
Depreciation and amortization	10,436,705	10,438,617	31,002,227	30,770,063
Interest and other finance costs	11,008,312	14,228,212	34,046,375	44,740,486
Interest income	(563,460)	(814,301)	(1,379,063)	(2,788,683)
EBITDA	$44,932,130	$38,398,915	$127,162,954	$168,390,541
Unrealized loss/ (gain), net on derivatives	372,070	(2,328)	(2,093,870)	441,006
Realized (gain)/ loss, net on derivatives	(207,772)	(28,253)	(604,940)	10,337
Gain from modification of loans	-	-	-	(1,828,959)
Loss on debt extinguishment	257,817	-	1,383,768	-
Foreign exchange gain	(188,453)	(497,771)	(902,383)	(36,451)
Adjusted EBITDA	$45,165,792	$37,870,563	$124,945,529	$166,976,474

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2025	2024	2025	2024
Profit for the period	$24,050,573	$14,546,387	$63,493,415	$95,668,675
Gain from modification of loans	-	-	-	(1,828,959)
Loss on debt extinguishment	257,817	-	1,383,768	-
Unrealized loss/ (gain), net on derivatives	372,070	(2,328)	(2,093,870)	441,006
Adjusted Profit	$24,680,460	$14,544,059	$62,783,313	$94,280,722
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$0.77	$0.45	$1.95	$2.93

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.